SECURITIES AND EXCHANGE COMMISSION

                                     Washington, DC 20549


                                          FORM 11-K


                    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                      AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
                               SECURITIES EXCHANGE ACT OF 1934



                      [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                               SECURITIES EXCHANGE ACT OF 1934

                         For the fiscal year ended December 31, 1996

                    [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                               SECURITIES EXCHANGE ACT OF 1934

                                Commission file number 1-3551



                       EQUITABLE RESOURCES, INC. EMPLOYEE SAVINGS PLAN

                       (Full title of the Plan and address of the Plan,
                      if different from that of the issuer named below)




                                  EQUITABLE RESOURCES, INC.

                                 420 Boulevard of the Allies,
                                Pittsburgh, Pennsylvania 15219


                    (Name of issuer of the securities held pursuant to the
                     plan and the address of principal executive office)

                                           SIGNATURE








        Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.









                                         EQUITABLE RESOURCES, INC.
                                           EMPLOYEE SAVINGS PLAN
                                              (Name of Plan)




                        By               /s/ A. Mark Abramovic
                                             A. Mark Abramovic
                                         Senior Vice President -
                                        and Chief Financial Officer

                                           CONTENTS


                                                                       Page

Report of independent auditors                                           3


Financial statements

  Statements of net assets available for benefits                        4
  Statement of changes in net assets available for benefits             5-6
  Notes to financial statements                                        7-12

Supplementary information                                            Schedule

  Assets held for investment                                            1
  Transactions or series of transactions in excess of 5% of the
     current value of plan assets                                       2









  June 27,  1997

                                REPORT OF INDEPENDENT AUDITORS



Administrative Committee
Equitable Resources, Inc. Employee Savings Plan


        We have audited the accompanying statements of net assets available for plan benefits of the Equitable Resources, Inc. Employee Savings Plan (the Plan) as of December 31, 1996, and 1995 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

        Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1996, and transactions or series of transactions in excess of 5% of the current value of plan assets for the year ended December 31, 1996, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 financial statements taken as a whole.




                                                  /s/ Ernst & Young LLP
                                                      Ernst & Young LLP


Pittsburgh, Pennsylvania
May 23, 1997



                                  EQUITABLE RESOURCES, INC.
                                    EMPLOYEE SAVINGS PLAN
                     STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                    December 31
                                                           1996                    1995

Investments, at fair value-Note 3:
   The George Putnam Fund of Boston                  $    5,731,879         $     4,931,626
   The Putnam Fund for Growth and Income                  6,074,415               4,394,710
   Putnam Income Fund                                     1,359,530               1,425,773
   Putnam Voyager Fund                                    6,486,805               4,277,817
   Putnam Asset Allocation-Growth Portfolio                 407,684                 125,276
   Putnam Asset Allocation-Balanced Portfolio               363,730                  99,230
   Putnam Asset Allocation-Conservative Portfolio            98,833                   9,158
   Putnam International Growth Fund                         559,116                 144,009
   Loan Fund                                                909,116                 747,089
   Putnam Stable Value Fund                               5,478,563               5,916,904
   Employer Stock Fund                                    4,020,559               4,194,752
                                                     --------------         ---------------
                                                         31,490,230              26,266,344

Receivables
   Matching Contribution                                     43,916                       -
   Contract Contribution                                    126,279                       -
                                                     --------------         ---------------

                                                            170,195                       -
                                                     --------------         ---------------

                                                     $   31,660,425         $    26,266,344
                                                     ==============         ===============



                                         EQUITABLE RESOURCES, INC.

                                            EMPLOYEE SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                            WITH FUND INFORMATION
                                    FOR THE YEAR ENDED DECEMBER 31, 1996




                                                     The Putnam
                                       The George     Fund for       Putnam         Putnam
                                       Putnam Fund     Growth        Income         Voyager       Growth
                                        of Boston    and Income       Fund           Fund        Portfolio

Additions to plan equity
attributed to:
  Investment income
     Interest and dividends         $    511,001   $    507,930  $     97,742   $   407,428   $      21,612
     Interest on participant loans             -              -             -             -               -
                                    ------------   ------------  ------------   -----------   -------------

        Total investment income          511,001        507,930        97,742       407,428          21,612

  Gain realized on sale or
  distribution of Equitable Resources,
     Inc. Common Stock                         -              -             -             -               -
  Unrealized depreciation of
  investment in Equitable Resources,
  Inc. Common Stock                            -              -             -             -               -
  Unrealized appreciation (depreciation)
     in value of investment              293,698        523,658       (39,930)      195,919          19,406
  Contributions
     Matching                            123,000        168,745        43,272       279,648          29,340
     Contract                            666,705        874,464       241,259     1,388,751         141,581
                                    ------------   ------------  ------------   -----------   -------------
        Total contributions              789,705      1,043,209       284,531     1,668,399         170,921
                                    ------------   ------------  ------------   -----------   -------------

        Total additions                1,594,404      2,074,797       342,343     2,271,746         211,939

Deductions from plan equity
attributed to:
  Withdrawals by participants            569,839        562,455       193,648       641,466           8,240
  Purchase of life insurance                   -              -             -             -               -
  Expenses                                 4,186          4,219         1,333         5,282             429
                                    ------------   ------------  ------------   -----------   -------------

        Total deductions                 574,025        566,674       194,981       646,748           8,669

Transfers to (from) funds               (201,415)       203,665      (207,282)      638,507          85,502
                                    ------------   ------------  ------------   -----------   -------------

        Net increase (decrease)
        in net assets available
        for plan benefits                818,964      1,711,788      (59,920)     2,263,505         288,772

Net assets available for
plan benefits:
  At beginning of year                 4,931,626      4,394,710     1,425,773     4,277,817         125,276
                                    ------------   ------------  ------------   -----------   -------------

  At end of year                    $  5,750,590   $  6,106,498  $  1,365,853   $ 6,541,322   $     414,048
                                    ============   ============  ============   ===========   =============


                                          EQUITABLE RESOURCES, INC.
                                            EMPLOYEE SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                            WITH FUND INFORMATION
                                    FOR THE YEAR ENDED DECEMBER 31, 1996





                                Putnam                    Putnam                    Life
    Balanced   Conservative  International    Loan        Stable     Employer     Insurance      Combined
    Portfolio    Portfolio    Growth Fund     Fund      Value Fund  Stock Fund      Fund           Funds



  $    22,849   $     5,228  $     7,656   $         -  $ 325,874    $ 158,493   $        -     $ 2,065,813
            -             -            -        66,828          -            -            -          66,828
  -----------   -----------  -----------   -----------  ---------    ---------   ----------     -----------

       22,849         5,228        7,656        66,828    325,874      158,493            -       2,132,641



            -             -            -             -          -      143,793            -         143,793

            -             -            -             -          -     (347,147)           -        (347,147)

       14,700         1,012       49,836             -          -            -            -       1,058,299

       22,726         5,861       33,179             -    120,383      387,268            -       1,213,422
      101,033        29,314      151,763             -    782,856      298,286       32,396       4,708,408
  -----------   -----------  -----------   -----------  ---------    ---------   ----------     -----------
      123,759        35,175      184,942             -    903,239      685,554       32,396       5,921,830
  -----------   -----------  -----------   -----------  ---------    ---------   ----------     -----------

      161,308        41,415      242,434        66,828  1,229,113      640,693       32,396       8,909,416


        1,611           281       61,448        24,992  1,116,616      279,353            -       3,459,949
            -             -            -             -          -            -       32,396          32,396
          294            70          404             -      6,290          483            -          22,990
  -----------   -----------  -----------   -----------  ---------    ---------   ----------     -----------

        1,905           351       61,852        24,992  1,122,906      279,836       32,396       3,515,335

      109,445        49,873      241,880       120,191   (527,590)    (512,776)           -               -
  -----------   -----------  -----------   -----------  ---------    ---------   ----------     -----------


      268,848        90,937      422,462       162,027   (421,383)    (151,919)           -       5,394,081


       99,230         9,158      144,009       747,089  5,916,904    4,194,752            -      26,266,344
  -----------   -----------  -----------   -----------  ---------    ---------   ----------     -----------

  $   368,078   $   100,095  $   566,471   $   909,116  $5,495,521   $4,042,833  $        -     $31,660,425
  ===========   ===========  ===========   ===========  ==========   ==========  ==========     ===========


                                         EQUITABLE RESOURCES, INC.

                                           EMPLOYEE SAVINGS PLAN
                             NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDING
                                             DECEMBER 31, 1996


1.    Description of the Plan

      The following description of the Equitable Resources, Inc. Employee Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General

      The Plan is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature, implemented on September 1, 1985, by Equitable Resources, Inc. and certain subsidiaries (the Company or Companies).

      All regular, full-time, non-union employees of the Companies are eligible to participate in the Plan immediately upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      In December 1995 the Company changed the Plan year to a calendar year from the previous Plan year of October 31. The change had no effect on net assets available for plan benefits.

      Contributions

      The Companies make contributions to the Plan equal to the amount by which participants agree to reduce their salaries (Contract Contributions). These contributions are considered to be Company (as opposed to employee) contributions to the Plan. In addition, prior to January 1, 1996, the Companies could, at their discretion, contribute an additional amount to the Plan (Discretionary Contributions). No Discretionary Contributions were made for the period ended December 31, 1995.

      Effective January 1, 1996, the Companies began matching 50 percent of the first six percent of Contract Contributions made (Matching Contributions) in lieu of making Discretionary Contributions.
      All contributions are allocated to individual participant accounts.

      Rollover Contributions

      Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

      Vesting

      Participants are 100% vested in the value of Contract Contributions made, and any rollover contributions.

      If employment is terminated for any reason other than retirement, death, or total and permanent disability, a participant is entitled to receive the vested value of any Discretionary and Matching Contributions, as determined in accordance with the following schedule:

               Years of Continuous Service               Vested Interest

                  Less than five years                            0%
                  Five years or more                            100%

      Amounts forfeited by participants upon termination will be used to reduce the amount of the Company's future Matching Contributions to the Plan.

      Upon retirement, death, total and permanent disability or termination of the Plan, a participant is entitled to receive the full value of any Discretionary or Matching Contributions, regardless of years of continuous service.

      Withdrawals by Participants

      Payments to participants are made in one of two ways: a single cash payment or distribution of stock (mandatory for participants who are terminated for a reason other than retirement, death or disability) or equal periodic payments over the lesser of:

      a)  the life expectancy of the participant and beneficiary or

      b)  twenty (20) years.

      Loans to Participants

      A participant may borrow money from the Plan in amounts up to 50 percent of the value of the participant's account, plus the vested portion of Discretionary and Matching Contributions, subject to certain limitations. All loans are at a rate consistent with rates charged by commercial lenders for similar loans. One half of the participant's nonforfeitable interest in the Plan at the time of the loan is pledged as collateral.

      Investment of Contributions

      Contributions are initially deposited with the Plan's trustee, Putnam Investments (Putnam). The Plan authorizes the participants to direct Putnam to invest their accounts in various combinations of the investments funds described below:

      a. The George Putnam Fund of Boston - is a mutual fund that consists of a portfolio balanced between stocks and bonds.

      b. The Putnam Fund for Growth and Income - is a mutual fund that invests primarily in common stocks that offer potential for capital growth, current income, or both.

      c. Putnam Income Fund - is a mutual fund that invests primarily in income-producing securities, including both government and corporate obligations, preferred stocks, and dividend-paying common stocks.

      d. Putnam Voyager Fund - is a mutual fund that invests primarily in common stocks of smaller and newer companies expected to grow substantially faster than that of the market averages.

      e. Putnam Asset Allocation: Growth Portfolio - is a mutual fund focusing on capital appreciation by investing in a range of both equity and fixed income securities. Equity securities can range between 65-95% of the total assets of the Fund with fixed income securities ranging between 5-35% of the total assets of the Fund.

      f. Putnam Asset Allocation: Balanced Portfolio - is a mutual fund focusing on total return by investing in a range of both equity and fixed income securities. Equity securities can range between 25-50% of the total assets of the Fund with fixed income securities ranging between 25-50% of the total assets of the Fund.

      g. Putnam Asset Allocation: Conservative Portfolio - is a mutual fund focusing on total return consistent with preservation of capital; the Fund invests in a range of both equity and fixed income securities. Equity securities can range between 25-45% of the total assets of the Fund with fixed income securities ranging between 55-75% of the total assets of the Fund.

      h. Putnam International Growth Fund - is a mutual fund that invests primarily in a diversified portfolio of stocks of companies located outside North America.

     i. Putnam Stable Value Fund - is a collective investment trust which invests primarily in high-quality fixed-income investments that offer price stability and liquidity; these investments may include guaranteed investment contracts (GICs) that are guaranteed by an insurance company or bank and generally provide a fixed rate of return for a specified time period. Should the underlying insurance companies and banks which issued the investments experience inadequate financial return on their assets, it could potentially affect the investment return or principal of the Plan's investments. Presently, the Plan is not aware of any situation which would cause this to occur. Withdrawals from this Fund may be temporarily delayed at Putnam's discretion due to the liquidity of the assets underlying this Fund.

      j.  Employer Stock Fund - invests in the Common Stock of the Company.

      k. Life Insurance Fund - is comprised solely of life insurance contracts issued on the lives of participants. This option is subject to a limitation that no more than 25% of the contributions allocated to a participant may be allocated to the purchase of insurance. Amounts contributed to the Plan for life insurance premiums are paid out to an insurance carrier and reflected as an expense of the Plan. A Company contract with EQUICOR provides this investment vehicle and fund management.

2.    Summary of Significant Accounting Policies

      Investments

      Short-term investments are valued at cost, which approximates market. The Equitable Resources, Inc. common stock is valued at market price as quoted on the New York Stock Exchange.The contracts included in the Stable Value Fund are valued at face value, which approximates market. Other investments are valued at market.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



3.    Investments

      Investments are comprised of:

                                                                        DECEMBER 31, 1996
                                                                     Fair            Original
                                                                     Value             Cost
                                                                     -----             ----

      The George Putnam Fund of Boston                         $   5,731,879     $   5,323,226
      The Putnam Fund for Growth and Income                        6,074,415         5,426,169
      Putnam Income Fund                                           1,359,530         1,349,391
      Putnam Voyager Fund                                          6,486,805         6,206,849
      Putnam Asset Allocation - Growth Portfolio                     407,684           390,099
      Putnam Asset Allocation - Balanced Portfolio                   363,730           351,352
      Putnam Asset Allocation - Conservative Portfolio                98,833            97,894
      Putnam International Growth Fund                               559,116           511,894
      Loan Fund                                                      909,116           909,116
      Putnam Stable Value Fund                                     5,478,563         5,478,563
      Employer Stock Fund *                                        4,020,559         3,412,451
                                                               -------------     -------------

         Total                                                 $  31,490,230     $  29,457,004
                                                               =============     =============

                                                                        DECEMBER 31, 1995
                                                                     Fair            Original
                                                                     Value             Cost

      The George Putnam Fund of Boston                         $   4,931,626     $   4,760,387
      The Putnam Fund for Growth and Income                        4,394,710         4,189,972
      Putnam Income Fund                                           1,425,773         1,373,758
      Putnam Voyager Fund                                          4,277,817         4,093,876
      Putnam Asset Allocation - Growth Portfolio                     125,276           125,616
      Putnam Asset Allocation - Balanced Portfolio                    99,230            94,441
      Putnam Asset Allocation - Conservative Portfolio                 9,158             9,134
      Putnam International Growth Fund                               144,009           139,338
      Loan Fund                                                      747,089           747,089
      Putnam Stable Value Fund                                     5,916,904         5,916,904
      Employer Stock Fund*                                         4,194,752         3,233,707
                                                               -------------     -------------

          Total                                                $  26,266,344     $  24,684,222
                                                               =============     =============


      The annual interest rate for the Stable Value Fund was 6.01% for the year ended December 31, 1996.

      * Represents 135,145 and 134,232 shares of common stock at December 31, 1996 and 1995, respectively.


4.    Gain Realized on Sale/Distribution of Stock

      During the year ended December 31, 1996, 34,676 shares of Equitable Resources, Inc. Common Stock with a market value of $999,534 and were sold at an average price of $28.83 per share. The cost of the shares sold was calculated using the "average cost" method.

5.    Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interests of all affected participants will become fully vested.

6.    Income Tax Status of Plan

      The Internal Revenue Service has determined that the Plan is qualified under Section 401(a) of the Internal Revenue Code and exempt under Section 501(a) of the Code. Future amendments will be made to the Plan as necessary so that the Plan remains qualified and tax exempt under the Code.

7.    Federal Income Tax Status - Employee

      Contributions by the employer to the Plan (including those resulting from salary reduction) and all dividends and interest earned on such contributions are not taxable to the participant for federal income tax purposes until distributed.

      The tax consequences, to participants, of a distribution from the Plan are dependent upon the circumstances existing at the time of distribution. Delinquent and unpaid loans are considered distributions from the Plan. In general, a participant is subject to federal income tax on a distribution in the year received. Special rules applicable to lump sum distributions may result in deferral of taxation in whole or in part.

8.    Subsequent Event

      During 1996, the Company terminated its defined benefit pension plan for non-utility employees. Participants in the terminated plan had the option to transfer their calculated benefit obligations to an annuity or the Equitable Resources, Inc. Employee Savings Plan.

                                   SUPPLEMENTARY INFORMATION


                                                     EQUITABLE RESOURCES, INC.                                         SCHEDULE 1

                                                      EMPLOYEE SAVINGS PLAN

                                                   ASSETS HELD FOR INVESTMENT
                                                        DECEMBER 31, 1996

                                                                                                                         CURRENT
            IDENTITY OF ISSUE                      DESCRIPTION OF INVESTMENT                     COST                     VALUE

The George Putnam Fund of Boston                         349,505 units                     $   5,323,226             $  5,731,879

The Putnam Fund for Growth and Income                    337,093 units                     $   5,426,169             $  6,074,415

Putnam Income Fund                                       193,942 units                     $   1,349,391             $  1,359,530

Putnam Voyager Fund                                      402,407 units                     $   6,206,849             $  6,486,805

Putnam Asset Allocation-Growth Portfolio                 36,303 units                      $     390,099             $    407,684

Putnam Asset Allocation-Balanced Portfolio               34,674 units                      $     351,352             $    363,730

Putnam Asset Allocation-Conservative Portfolio           10,317 units                      $      97,894             $     98,833

Putnam International Growth Fund                         37,200 units                      $     511,894             $    559,116

Loan Fund                                                    9.25%                               N/A                 $    909,116

Putnam Stable Value Fund                                 6.01 % per annum(1)               $   5,478,563             $  5,478,563

Employer Stock Fund(2)                                   135,145 shares                    $   3,385,105             $  4,020,559
                                                         common stock




(1)Rate in effect for the period ended December 31, 1996.
(2)Party in interest to the Plan.



                                                      EQUITABLE RESOURCES, INC.                                         SCHEDULE 2

                                                       EMPLOYEE SAVINGS PLAN

                                      TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF 5%
                                                OF THE CURRENT VALUE OF PLAN ASSETS
                                               FOR THE YEAR ENDED DECEMBER 31, 1996







                                                    NUMBER OF        TOTAL        NUMBER     TOTAL SALES     ORIGINAL     NET GAIN
 PARTY INVOLVED      DESCRIPTION OF INVESTMENT      PURCHASES      PURCHASES     OF SALES     PROCEEDS         COST       OR (LOSS)

SERIES TRANSACTIONS:

Putnam           Putnam Fund for Growth and Income    169       $  2,090,342         -      $         -    $ 2,090,342       -

Putnam                  Putnam Voyager Fund           199       $  3,221,569         -      $         -    $ 3,221,569       -

Putnam               Putnam Stable Value Fund         224       $  1,942,833         -      $         -    $ 1,942,833       -

Putnam               Putnam Stable Value Fund           -       $          -       212      $ 2,381,181    $ 2,381,181       -

Putnam           The George  Putnam Fund of Boston    117       $  1,545,175                               $ 1,545,175
